

November 1, 2012

Via E-mail
Mark Hunter
Chief Executive Officer
Finishing Touches Home Goods Inc.
1 City Square
Leeds, England UK LS1 2ES

> **Re: Finishing Touches Home Goods Inc.**
> **Post-effective amendment No. 2 to Form S-1**
> **Filed October 22, 2012**
> **File No. 333-172440**

Dear Mr. Hunter:

    We have reviewed your amended filing and the related response letter dated October 22, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 26, 2012.

General

1.   With respect to prior comment 2, tell us why you did not provide a risk factor alerting potential investors to management's determination that your disclosure controls and procedures are not effective. Also tell us why you concluded that descriptions of your efforts to remedy the weaknesses, the status of your remedial efforts and your estimated costs for remediation are not required in management's discussion or another section of the body of the prospectus.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief--Legal

cc: Via E-mail
        Harvey Kesner
        Sichenzia Ross Friedman Ference LLP